BY EDGAR SUBMISSION

October 6, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Mail Stop 3561

Attention:	Robert W. Errett
Staff Attorney

Re:	Staples, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 2, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 26, 2010
Form 10-Q for the fiscal quarter ended May 1, 2010 and July 31, 2010
Filed May 20, 2010 and August 19, 2010
File No. 000-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated September 22, 2010.

Our responses are set forth below.  Your comment is in bold and our responses and supplemental information are in regular or italicized type.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 9A. Controls and Procedures, page 18

(a)  Management’s Annual Report on Internal Control Over Financial Reporting, page 18

1.                                      You state that your management concluded that as of January 30, 2010, the Company has maintained, in all material respects, effective internal control over financial reporting.  Please confirm that your management concluded

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that as of January 30, 2010, your internal controls over financial reporting were effective.  Further please confirm that in future filings you will omit the language “in all material respects” as this appears to be a qualification on management’s conclusion regarding the effectiveness of your internal controls over financial reporting.

Response:  We confirm that management concluded that, as of January 30, 2010, we maintained effective internal control over financial reporting based on the COSO criteria.  In future filings, we will revise our disclosure to omit the language, “in all material respects.”

Appendix B

Management’s Discussion and Analysis of Financial Condition, page B-1

Outlook, page B-2

2.                                      Please expand this section to discuss known material trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income or resulting in your liquidity decreasing or increasing in any material way.  See Item 303 of Regulation S-K. For example, we note that you have suffered increased losses in China over the past two years, which was one reason that your International Operations’ business unit income rate decreased from 3.3% to 2.3%.  Further, we also note that with respect to your North American retail operations that sales of non-consumable and durable products have declined over the past two years. Please discuss if you expect these trends to continue and, why or why not, and any steps you are taking to address these trends.  If you expect these trends to continue please discuss, if material, how these losses may affect your overall financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way and how you are attempting to mitigate the impact of these trends.

Response:  We believe we have discussed known material trends, demands, commitments, events or uncertainties that will have or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, or income or resulting in our liquidity decreasing or increasing in any material way throughout the Overview, Outlook and Segment Performance sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  In future filings, we will continue to focus on this type of disclosure including, in particular, by expanding our discussion of the Outlook section of MD&A to further address trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material

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October 6, 2010

impact on our financial condition, operating performance, revenues, income or liquidity.

Based on what we expected at the time we prepared the 2009 Form 10-K, below is an example of the disclosure we may provide in future filings.  This disclosure includes the information that is currently reported in various locations in our 2009 Form 10-K, as well as additional qualitative information (in italics) we believe addresses the matters referenced by the Staff in its comment.  For purposes of this model disclosure we have not taken into account results and events after the 2009 Form 10-K filing and therefore the model disclosure should not be viewed as our guidance as of the date of this letter.

For the first quarter of 2010, we expect sales to increase in the mid single-digits compared to the same period of 2009 and for the full year 2010, we expect total company sales to increase in the low single-digits compared to full year 2009.  We expect to achieve diluted earnings per share, on a GAAP basis and an adjusted diluted earnings per share for the first quarter and full year 2010 as follows:

	First Quarter	Full Year
	2010	2010
Diluted earnings per share, on a GAAP basis	$0.22 to $0.24	$1.18 to $1.28
Impact of integration and restructuring costs per share	0.03	0.05
Adjusted earnings per share	$0.25 to $0.27	$1.23 to $1.33

Our expectations assume a gradual economic recovery throughout fiscal 2010 that will encourage existing customers to increase spending, thereby returning many of our product categories to growth and reversing the trend experienced in the last two years of decreased sales attributable to the poor economic climate and global recession.  In addition, we are investing in higher margin technology and service initiatives and expanding into adjacent product categories to meet additional customer needs.  These sales initiatives will be combined with a continued investment in integration activities, attempting to further reduce overhead expenses associated with running our newly combined operations.

With respect to the Staff’s comment on non-consumable and durable products of North American Retail, we address the Staff’s question in the first sentence of the preceding paragraph.  With respect to the change in results in China noted in the Staff’s comment, we thought it was important for investors to understand the primary driver of the decrease in the International Operations’ business unit income rate and therefore, provided information with respect to China in our Segment Performance section of MD&A.  We did not specifically address the

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China business in the Outlook section of MD&A because: (1) we did not view the downturn in this region as a trend that was expected to continue; and (2) we do not consider China to be material to our overall performance.  At this time, our China business represents less than 5% of our total segment income.  Therefore, we do not believe that additional disclosure related to China is necessary when discussing material trends in our overall financial condition, operating performance, revenues, income or liquidity.

3.                                      We note your disclosure on page B-17 regarding your future plans with respect to capital expenditures.  Please also disclose the source of funds for such expenditures pursuant to Item 303(a)(2) of Regulation S-K.  Also, with a view to understanding how your capital expenditures change from year to year, please explain how your plans from 2010 differ, if at all, from 2009 expenditures, as we note that your plans for 2010 reflect an increase as compared to the amounts you disclose on page C-37.

Response: In future filings, we will disclose the reasons for a material increase or decrease in planned capital expenditures, as well as the source of funds for these expenditures.

Based on our results for 2009 and our projections for 2010, below (in italics) is an example of the disclosure we may provide in future filings:

We currently plan to spend approximately $450 million on capital expenditures during 2010 primarily related to continued investments in information systems, the integration of our distribution networks in North America and Europe, new store openings and remodels of existing stores and growth initiatives. This projection represents an increase of approximately 43% from our 2009 capital expenditures, reflecting an increase in the number and magnitude of remodel activities planned for 2010  and an increase in spend to support our information system and facility integration activities.  We expect to open approximately 50 new stores in North America, Europe and Asia during 2010, compared to 56 stores in 2009.  The source of funds for these expenditures comes from operating cash flows.

Exhibit Index, page D-1

4.                                      It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.1 — Amended and Restated Revolving Credit Agreement, dated as of October 13, 2006.  Please refile the complete credit agreement, including all schedules and exhibits with your next periodic report and confirm to us that you will do so.

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October 6, 2010

Response:  In our Quarterly Report on Form 10-Q for the fiscal quarter ending on October 30, 2010, we will file all current schedules and exhibits to our revolving credit agreement.

Definitive Proxy Statement on Schedule 14A

Performance Based Annual Cash Bonus, page 46

5.                                      We note that the amount of target bonus awards is between 60% and 125% of the actual base salary paid to the named executive officers during the plan year.  With a view to understanding how you arrived at the amounts disclosed in the summary compensation table, please disclose the percentage that is applicable to each named executive officer.

Response:  The table below provides the percentage of target bonus awards under the Executive Officer Incentive Plan during our 2009 fiscal year for each named executive officer:

Named Executive Officer	Target Bonus Awards (as a percentage of base salary paid)
Ronald L. Sargent	125%
John J. Mahoney	75%
Michael A. Miles, Jr.	75%
Joseph G. Doody	60%
Demos Parneros	60%

In future filings, we will disclose these target percentages.

6.                                      We note that your cash bonus is based on three performance objectives, one of which is return on net asset dollars.  We note that the return on net asset dollars component for Messrs. Doody and Parneros is based on business unit specific figures, and we note that you only disclosed the return on net asset dollars target for total company performance.  Please provide the return on net asset dollars target that applied to Messrs. Doody and Parneros.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

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October 6, 2010

We respectfully submit that for competitive reasons we do not consider it appropriate to disclose the return on net asset dollar performance goals for each of Messrs. Doody and Parneros. We do not publicly disclose return on net asset dollar information at a business unit level in any written or verbal forums (including SEC filings), nor are we required to do so.  We have disclosed information regarding company-wide return on net asset dollars performance goal because we believe it can be one way for investors to understand and measure our overall asset management performance.  However, we believe the disclosure of return on net asset dollar information at a business unit level constitutes the release of confidential commercial and financial information which would likely result in substantial competitive harm to the Company.

We operate in an industry where numerous competitors offer similar products and services.  While there is limited difference in the merchandise offered, we believe competitive advantage stems from the manner in which companies deliver products and services.  Disclosing information about our business unit return on net asset dollar performance goals would provide our competition with sensitive, strategic information about how we prioritize and allocate our investment in people, technology and other resources across geographies and within channels.  This information could aid our competitors in making decisions about how to allocate their own resources, based on our investment trends and our past and projected successes or failures.  For example, competitors could monitor trends in our return on net asset performance goals to discern where we are choosing to invest capital, allowing them to adjust their plans to counter or abstain from competition in that market.  Similarly, competitors could gain insight into whether we plan to invest more heavily in our retail or delivery channels, again allowing them to respond to our strategy.  Accordingly, at this time we do not expect to disclose business unit level information on return on net assets in any public documents, because of the insights it may provide to our competitors.

We will provide both qualitative and quantitative guidance on the difficulty level of the return on net asset performance goals that have been set at the business unit level as part of our compensation program.  In future filings, we intend to disclose that if our executives perform as planned against the return on net asset performance goal, they will be awarded a payout between threshold and target levels, with increased payouts for better than expected performance.  We also plan to disclose in future filings quantitative support for the difficulty of achieving the return on net asset performance goal.  For instance, in the past three years, payouts to our executives have ranged from 0% to 175% of the return on net assets target, with an average of 58% attainment for Mr. Parneros and an average of 55% for Mr. Doody.

The Compensation Committee of the Board of Directors of Staples, Inc. has broad authority to administer the Executive Officer Incentive Plan, including, determining target bonuses and selecting performance objectives, adopting rules and regulations relating to the plan, and making decisions and interpretations regarding the provisions of the plan, including determining to what extent, if any, specific items are to be counted in the relevant financial measures for any particular business, the satisfaction of performance objectives and the payment of awards under the plan.  While not exercised since 2001, the Compensation Committee has broad discretion to award bonuses absent attainment of the stated goals.  In future filings, we will disclose the Compensation Committee’s discretion that may be exercised in the granting of the awards under the Executive Officer Incentive Plan.

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October 6, 2010

Long Term Equity Incentives, page 48

7.                                      We also note that the Compensation Committee changed the performance period under your Long Term Equity Incentives program from three years to one year and based the 2009 awards on a earnings per share growth rate target.  Please provide, for each named executive officer to the extent they differ, the earnings per shares growth rate target necessary to achieve threshold, target and maximum payouts under the plan.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:  The one-year earnings per share target for the 2009 performance share awards was $1.12 (excluding the impact of restructuring and other adjustments) with a minimum payout occurring upon the attainment of 80% of the target goal and a maximum payout upon attainment of 115% of the target goal.  The earnings per share target was the same for each of the named executive officers.  Performance share awards were discontinued for fiscal 2010, therefore, we do not currently anticipate that corresponding disclosure will be required in future filings.

The Board of Directors and the Compensation Committee of the Board, through delegated powers, have broad discretion in administering the Amended and Restated 2004 Stock Incentive Plan (the “Plan”).  This discretion includes the authority to grant awards, and adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as either shall deem advisable.  In addition, the Compensation Committee has broad discretion to modify awards and determine goal attainment, including the ability to establish objective performance goals and determine whether special one-time or extraordinary gains and/or losses and/or extraordinary events should or should not be included or considered in the calculation of such goals.  We will describe the discretion that may be exercised in the granting of other equity awards in future filings.

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-8321.

Sincerely,

/s/ Kristin Campbell

Kristin Campbell
Senior Vice President & General Counsel

cc:                                 Ronald L. Sargent

John J. Mahoney

Christine T. Komola

Mark G. Borden, Esq.